FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of July 2002 (July 3, 2002)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is a press release of Fox Entertainment Group, Inc. ("FEG"), an indirect, approximately 85% owned subsidiary of The News Corporation Limited dated July 2, 2002.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	July 3, 2002			By:	/s/ Arthur M. Siskind
Arthur M. Siskind
Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of FEG dated July 2, 2002.			6



































EXHIBIT A



For Immediate Release        Contacts:  Media: Nicholas Weinstock 212 852 7157
					Investors: Reed Nolte 212 852 7092


Fox Entertainment Group and Fox Sports Networks
Announce $905 Million Redemption of Senior Discount Notes and Senior Notes



New York, NY, July 2, 2002: Fox Entertainment Group (NYSE: FOX) and Fox Sports Networks, LLC (formerly Fox/Liberty Networks,
LLC) today announced that on August 15, 2002 Fox Sports Networks and Fox Sports Net Finance, Inc. (formerly FLN Finance, Inc.)
will each redeem all of the outstanding 93/4% Senior Discount Notes due 2007 and all of the outstanding 87/8% Senior Notes due 2007. The Senior Discount Notes, with an aggregate principal amount at maturity of $405 million, and the Senior Notes, with an aggregate principal amount of $500 million, will both become due and payable on the redemption date upon surrender of the notes to the redemption agent.

The Senior Discount Notes will be redeemed at a redemption price of 104.875% of the principal amount at maturity, plus accrued and unpaid interest through the August 15 redemption date. The Senior
Notes will be redeemed at a redemption price of 104.438% of the original principal amount, plus accrued and unpaid interest through the August
15 redemption date.

The redemption agent for both the Senior Discount Notes and the Senior Notes is The Bank of New York.

Fox Entertainment Group, Inc., 85% owned by The News Corporation Limited (NYSE: NWS, NWS.A), is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming.
Fox had total assets as of March 31, 2002 of approximately $24 billion and total annual revenues of approximately $10 billion. The Company's studios, production facilities and film and television library provide high-quality creative content, and the Company's broadcasting and cable networks provide extensive distribution platforms for the Company's programs.

For more information on Fox Entertainment Group, please visit www.fox.com.